FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                                 02 July 2007


                               File no. 0-17630


                          CRH - H1 Development Update

                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure:'H1 Development Update'


             D E V E L O P M E N T   S T R A T E G Y   U P D A T E


                                                                     2 July 2007


  CRH ANNOUNCES ADDITIONAL FIRST HALF 2007 ACQUISITION INITIATIVES OF EURO 395
                                    MILLION
               BRINGING FIRST HALF SPEND TO ALMOST EURO 1 BILLION


CRH plc, the international building materials group, today announces 31 acquisition initiatives totalling euro 395 million undertaken during the first half of 2007.

These initiatives are in addition to the four transactions already separately announced during the period: the acquisition of Swiss builders merchant Getaz Romang announced in April and completed in late May; the acquisition of a 50% stake in Denizli Cement in Turkey and the buyout of the remaining 50% of Paver Systems in the US which were announced in April; and the purchase of Harbin Sanling Cement Company in China which was announced in February. The transactions announced today bring total spend on acquisitions and investments in the first half of 2007 to almost euro 1 billion.

Commenting on these developments, Liam O'Mahony, CRH Chief Executive, said:

"Following the record net spend of euro 2.1 billion reported in 2006, the strong development momentum has carried into 2007 with a total of 35 transactions completed in the first six months of the year. We are particularly delighted that this period has also seen the first steps by CRH into China and Turkey , both of which represent good platforms for further growth and development for the Group."

The initiatives contained in this Development Strategy Update are as follows:

-  Europe Materials -  6 acquisitions for euro 50 million

Two bolt-on transactions were completed in Poland , and Secil, in which CRH has a 49% joint venture interest, completed one acquisition and three buyouts in Portugal and Lebanon.

-  Europe Products -  9 acquisitions for euro 68 million

The Concrete Products group acquired three businesses in France , Denmark and the UK , and also bought out the majority shareholding in a joint venture in Poland . The Building Products group continued the expansion of its Construction Accessories platform adding companies in Italy , Norway and France , and strengthened its Fencing & Security business with acquisitions in Sweden and France.

-  Europe Distribution -  4 acquisitions for euro 73 million

The Distribution group added a total of 21 builders merchants outlets to its existing branch network with acquisitions in France and the Netherlands , and completed its first acquisition in Spain adding 9 DIY stores. In addition, the Group's Bauking joint venture completed an acquisition which added 16 builders merchants and 13 DIY stores in Germany.

-  Americas Materials - 4 acquisitions for euro 24 million

Four bolt-on acquisitions were completed by Americas Materials in its Central and West divisions.

-  Americas Products - 6 transactions for euro 175 million

The Glass Group took a further major step in its development strategy with the acquisition of Vistawall, a leading US manufacturer of architectural aluminium glazing systems headquartered in Texas . The Architectural Products Group completed two acquisitions in Florida , one in Illinois and one in the Northeast, and also bought out the minority interest in a business in Georgia.

-  Americas Distribution - 2 acquisitions for euro 5 million

Two roofing and siding acquisitions were completed in California , adding two new locations to the group's existing branch network.


Contact at Dublin 404 1000  (+353 1 404 1000)

Liam O'Mahony              Chief Executive
Myles Lee                  Finance Director
Eimear O'Flynn             Head of Investor Relations
Maeve Carton               Group Controller


Europe Materials: euro 50 million

The Europe Materials Division completed six transactions at a total cost of euro 50 million during the first half of 2007. Incremental annual sales arising from these transactions amount to euro 62 million.

Poland

The Polish ready-mixed concrete operations of the Schwenk group were acquired in June. Schwenk is a major readymixed concrete producer which operates through a network of 15 plants strategically located across Poland with good infrastructural access and proximity to high-quality aggregates reserves. The acquisition adds annualised sales of euro 19 million and strengthens CRH's existing leadership position in the national ready-mixed concrete market in Poland .

Also in June, CRH's subsidiary OKSM acquired Gniewkow, a major supplier of granite in Poland . With annual sales of approximately euro 2 million, Gniewkow has proven and permitted reserves of 18 million tonnes near Wroclaw in the southwest of the country.

Portugal

CRH's joint venture Secil, in which the Group has a 49% stake, completed four transactions in Portugal and Lebanon during the first half of 2007.

In January, Secil increased its interest in Secil Martinganca, the market leader in Portugal in dry mortar, by 45.8% to a total shareholding of 97%. Also in January, Secil acquired an additional 21.9% of Ciment de Sibline, in Lebanon , bringing Secil's stake in this entity to 50.5%. Ciment de Sibline operates an integrated clinker/cement plant approximately 35 kilometres south of Beirut . Sibline has an annual production capacity of 1 million tonnes of clinker, and the company also has a readymixed concrete business which produces 120,000 cubic metres annually. In June, Secil acquired Minerbetao, a readymixed concrete producer located in the central region of Portugal , producing annual volumes of 45,000 cubic metres. Also in June, Secil increased to 57.1% its interest in Cimentos Madeira, a cement bagging and distribution company with sales of 295,000 tonnes. CRH's share of the combined incremental sales from these four transactions amounts to euro 41 million.

Europe Products: euro 68 million

Europe Products completed nine acquisitions at a total cost of euro 68 million in the first half of the year. The annual incremental sales arising from these transactions amount to euro 96 million.

Concrete Products

Four transactions were completed by the Concrete Products group in the period, three in its Structural activities and one in Architectural.

In January, the Concrete Products group acquired Cinor, a French manufacturer of load-bearing walls and of reinforced and prestressed concrete beams and columns with annual sales of euro 13 million. Cinor operates a production facility near Strasbourg , close to the French/German border, and is a good strategic fit with the group's existing structural products businesses in France and the Benelux .

In March, structural products activities were further strengthened with the acquisition of Dalton , the Danish market leader in concrete stairs and balconies. With annual sales of approximately euro 30 million, Dalton complements CRH's existing Betonelement business in Denmark , extending the product range and providing opportunities for operating synergies.

In April, CRH exercised its option to acquire the remaining 75% of former joint venture Ergon Poland in which a 25% stake had been acquired when CRH purchased the Ergon Group in Belgium in June 2004. The buyout of this business, which has annual sales of approximately euro 16 million, facilitates the integration of CRH's structural concrete operations in Poland .

Also in April, the architectural products business acquired Anderton Concrete Products, a regional market leader in precast concrete fencing products in the northwest of England , and a leading UK supplier of specialist small element concrete troughs for the utilities sector. Anderton is an excellent geographic fit with Supreme Concrete, acquired in April 2006, adding annual sales of euro 15 million.

Building Products

Further progress in developing the Construction Accessories platform in Europe was achieved during the first six months of 2007 with the completion of three acquisitions adding annual sales of euro 15 million.

Plastybeton, a leading Italian manufacturer and distributor of plastic spacers and formwork accessories with one location near Venice , was acquired in March. In May, CRH acquired Halfen-Frimeda, a Norwegian metal-based construction accessories distributor. These two transactions were followed in June by the purchase of Sodeco, a French manufacturer and distributor of magnetic accessories products for the construction industry based at Clermont-Ferrand near Lyon. All three acquired businesses have important market positions and represent excellent geographic and product add-ons for the Construction Accessories group's growing network throughout Europe .

The Fencing & Security business was strengthened with the acquisition of businesses in Sweden and France which have combined annual sales of euro 11 million. In March, the group entered the attractive Scandinavian market with the acquisition of Tuvan Stangsel, a leading Swedish distributor of fencing, gates, outdoor security and access control systems. OREP, a specialist provider of perimeter fence detection systems in France , was acquired in early May.

Europe Distribution: euro 73 million

Europe Distribution completed four transactions during the first half of 2007 in France, the Netherlands, Spain and Germany adding a total of 37 builders merchants branches and 22 DIY outlets to its existing network with annual incremental sales of euro 143 million.

In January, the Distribution group acquired LDP, a French builders merchant operating 17 branches in the Normandy region. LDP has annual sales of euro 43 million, and provides a new base for expansion in Normandy , which is directly adjacent to Ile-de-France where CRH has a significant existing network of builders merchants.

The Vlutters group in the Netherlands was acquired in March, adding four locations which focus on the distribution of flat roofing materials. Vlutters, with annual sales of approximately euro 16 million, represents a good geographic fit with CRH's existing network of 15 specialist roofing branches.

In June, the Distribution group made its first entry into Spain with the acquisition of a 60% interest in Jelf Brico-House, which operates 9 DIY stores in the Alicante-Valencia coastal region of southeast Spain . Jelf's business strategy is similar to that of Max-Mat in Portugal , in which CRH has a 50% joint venture stake, and we believe this acquisition will form a platform for further growth, both by greenfielding and acquisition, in the large, but still fragmented, Spanish DIY market. Annual sales of Jelf amount to euro 10 million.

In February, Bauking, the German builders merchant and DIY operator in which CRH acquired a 47.8% joint venture interest in December 2005, acquired Mobau Modernes Bauer. Mobau is the leading regional player in the southern part of North-Rhine-Westphalia, operating 16 general merchants and 13 DIY stores. This acquisition, which has annual sales of euro 155 million (100%), is very much in keeping with the CRH/Bauking strategy of adding small to mid-sized regional businesses in areas adjacent to Bauking's existing locations. The enlarged Bauking business now comprises a network of 79 builders merchants and 53 DIY outlets.

Americas Materials: euro 24 million

The Americas Materials Division completed four acquisitions in the first half of 2007 at a combined cost of US$ 32 million (euro 24 million). The annual incremental sales arising from these transactions amount to US$ 46 million.

In April, the Shelly group concluded the acquisition of the asphalt assets of Kenmore Construction Company, a privately-owned business based in Cleveland , Ohio . Kenmore produces 1 million tons of asphalt annually most of which is sold externally. The acquisition, which adds incremental sales of approximately US$ 33 million, strengthens Shelly's existing integrated aggregates and asphalt presence in the northeast Ohio market and expands its third-party materials supply business.

Three smaller bolt-on acquisitions were also completed during the period adding incremental sales of US$ 7 million. The Industrial Materials group within the Central region acquired Rock It Stone in January. The company operates a crushing facility adjacent to an existing CRH high calcium quarry in Virginia . The additional crushing capacity provided by Rock It Stone will allow the Industrial Minerals group to pursue larger volume contracts in the region. In April, the Rocky Mountain group which is part of the West region acquired the assets of Big Sky Asphalt in Sheridan , Wyoming , enhancing its existing operations in the region. Also in the West, Staker Parson acquired three readymixed concrete plants in southern Utah with the purchase of selected assets of Kaneco Products.

Americas Products: euro 175 million

Five acquisitions and a buyout transaction were completed in the first half of 2007 at a combined cost of US$ 250 million (euro 175 million) yielding annual incremental sales of US$ 371 million.

Architectural Products Group (APG)

In January, APG acquired the assets of Valley Block, a manufacturer of concrete masonry block and manholes located northwest of Chicago . Valley has been integrated into APG's existing Northfield business.

APG acquired two masonry distribution businesses in Florida . Coloroc Materials, based in Tampa, was acquired in February and Harwood Brick based in Gainesville, was acquired in June. These two acquisitions provide further access to the independent masonry contractor customer segment and are a complementary fit with APG's existing operations in Florida .

In May, APG acquired Pre-Blend Products, a dry specialty cement and concrete repair products manufacturing company based near Trenton , New Jersey . Pre-Blend, which has been integrated into APG's Bonsal American operations, provides specialty blending capacity in the Northeast US .

The combined incremental sales from these four bolt-on acquisitions amount to US$ 48 million.

In June, APG acquired the remaining 20% interest in Custom Surfaces, a fabricator and installer of marble, granite and solid surface countertops in Georgia and South Carolina in which an initial 80% stake was acquired in March 2004.

Glass Group

At the end of June, the Glass Group acquired the Vistawall Group for a total consideration of US$ 190 million. With annual sales of US$ 323 million, Vistawall is a leading vertically-integrated manufacturer of a broad range of architectural aluminium glazing systems, including storefront systems, curtain wall, glass skylights, translucent roof and wall systems and operable windows. The acquisition provides scale and critical mass for Glass Group's growth strategy to assemble a unique product and service bundle of architectural glass and architectural aluminium glazing systems. Vistawall's main manufacturing facility and headquarters are in Terrell , Texas . In addition, the group has six regional facilities located in Greeneville (Tennessee), Newnan (Georgia), Warwick (Rhode Island), Modesto (California), Wausau (Wisconsin), and Bloomsburg (Pennsylvania) together with a total of 19 service centres throughout the United States, which give Vistawall a national footprint with sales in all 50 states.

Americas Distribution: euro 5 million

The Americas Distribution group (Allied Building Products) completed two acquisitions in California in April adding annual incremental sales of US$ 22 million. Spartan Supply is based in west Los Angeles and focuses on the distribution of roofing products. The John Ray Company is a roofing/drywall distributor serving the Stockton market in northern California . Both businesses are primarily focussed on the residential re-roof market. The combined cost of the acquisitions, both of which are single-branch businesses serving the roofing and siding sector, was US$ 6 million (euro 5 million).


                               *   *   *   *   *

      CRH plc, Belgard Castle , Clondalkin, Dublin 22, Ireland   TELEPHONE
                       +353.1.4041000  FAX +353.1.4041007

   E-MAIL mail@crh.com WEBSITE www.crh.com  Registered Office, 42 Fitzwilliam
                           Square , Dublin 2, Ireland


                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)



Date:  02 July 2007

                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director


This report on Form 6-K is deemed to be incorporated by reference in the prospectus contained in the registration statements on Form F-3
(No.333-137106-01) and Form S-8 (No.s 333-90808, 333-6040, 333-8720, 333-10430,
333-13308 and 333-103656) of CRH plc, and to be part thereof from the date on which this Report has been furnished, to the extent not superceded by documents or reports subsequently filed or furnished.